SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Macy's, Inc. Profit Sharing 401(k) Investment Plan

(formerly known as the Federated Department Stores, Inc.

Profit Sharing 401(k) Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc. (formerly known as Federated Department Stores, Inc.) 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. Profit Sharing 401(k) Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Macy's, Inc. Profit Sharing 401(k) Investment Plan

Dated June 26, 2007	By: /s/ Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy's, Inc.

MACY'S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN

Financial Statements

December 31, 2006 and 2005

With Report of Independent Registered Public Accounting Firm

MACY'S, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Index

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits - December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4 - 11

Report of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy's, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Macy's, Inc. Profit Sharing 401(k) Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Cincinnati, Ohio
June 25, 2007

MACY'S, INC. PROFIT SHARING 401 (k) INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
 (in thousands)

	2006	2005

Net participation in Master Trust:

Investments, at fair value (Note 3)	$2,025,373	$1,799,655

Receivables:
Employer contributions	22,542	50,302
Participant contributions	3,716	1,844
Dividend	1,057	883
Interest	169	103
Due from brokers for securities sold	959	313
Total receivables	28,443	53,445

Total assets	2,053,816	1,853,100

Trustee and management fees payable	1,368	890

Net assets available for benefits	$2,052,448	$1,852,210

The accompanying notes are an integral part of these financial statements.

MACY'S, INC. PROFIT SHARING 401 (k) INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and December 31, 2005
 (in thousands)

	2006	2005

Net investment income from Master Trust Investments (Note 3):
Net appreciation in fair value	$ 170,220	$ 68,255
Interest and dividends	39,244	35,553
Total investment income	209,464	103,808
Less administrative expenses	(6,076)	(5,535)
Net investment income	203,388	98,273

Contributions:
Employer	22,558	50,311
Participant	131,723	127,583
Total contributions	154,281	177,894

Total additions	357,669	276,167

Distributions	(157,431)	(150,233)

Net increase	200,238	125,934

Net assets available for benefits:
Beginning of year	1,852,210	1,726,276
End of year	$2,052,448	$1,852,210

The accompanying notes are an integral part of these financial statements.

MACY'S, INC. PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements
 December 31, 2006 and 2005

  Description of the Plan

In May 2007, the stockholders of Federated Department Stores, Inc. approved changing the name of the company from Federated Department Stores, Inc. to Macy's, Inc., effective June 1, 2007. In addition, the name of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan was changed to the Macy's, Inc. Profit Sharing 401(k) Investment Plan effective June 1, 2007.

The following brief description of the Macy's, Inc. Profit Sharing 401(k) Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Macy's, Inc. (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and U.S. tax law. Effective October 1, 2006, the Plan was amended to establish a Macy's ESOP within the Macy's Stock Fund, under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy's Stock Fund to elect to either reinvest employer dividends into their Plan accounts or to receive these dividends in cash each quarter.

Eligibility

Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

Contributions

Participants may elect to contribute an amount equal to 1% to 25% (subject to certain limitations) of the participant's eligible compensation. A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Pre-tax contributions up to 5% of eligible compensation are considered basic savings which are eligible for matching Company contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers six investment fund options. A maximum of 50% of a participant's account balance and/or future savings may be elected for the Macy's Stock Fund.

Effective January 1, 2003, participants who are age 50 or older are permitted supplemental "catch-up" pre-tax contributions. Such contributions in 2006 and 2005 did not have a material impact on the Plan's net assets available for Plan benefits.

Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. During the Plan year ended December 31, 2006, the Plan was amended to provide for a discretionary matching contribution with a minimum Company contribution necessary to produce a company match of 33-1/3% of a participant's basic savings, when combined with forfeitures. For the Plan year ended December 31, 2005, the Company's contribution formula was based on the Company's annual earnings and the minimum Company contribution necessary to produce a company match of 33-1/3% of a participant's basic savings, when combined with forfeitures. Additionally, for the Plan year ended December 31, 2005, the Plan provided for a matching percentage for eligible participants with 15 or more years of vesting service at the start of the applicable Plan year of up to 1 1/2 times the matching percentage of eligible participants with less than 15 years of service at the start of the applicable Plan year.

Effective February 22, 2007, a resolution was adopted by the Board of Directors of the Company authorizing the Company to contribute 3.5% of Net Income (as determined for the Company's tax year that begins during the applicable year of the plan, and before deduction for any such contribution) as a matching contribution to the Plan and the May Department Stores Company Profit Sharing Plan combined. The total matching contribution shall be allocated equitably between the two plans. If 3.5% of Net Income is insufficient to fund a minimum matching contribution of 33-1/3% of participant basic savings under both plans, the Company shall make a minimum matching contribution of 33-1/3% of participant basic savings up to 5% of compensation.

For the Plan year ended December 31, 2006, the Company's contribution based on the Company's minimum contribution of 33-1/3%, was $22,542,000. For the Plan year ended December 31, 2005, the Company's contribution based on the Company's annual earnings was $50,302,000 and the Company's matching percentage, including the allocation of forfeited nonvested amounts, was 63.0% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 2005 and 94.5% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 2005.

Company contributions are invested directly in the Macy's Stock Fund. Participants may elect to immediately redirect the value of Company contributions to other investment options permitted pursuant to Plan provisions.

Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2006 Plan year, forfeited nonvested accounts totaled $1,611,000. During the 2005 Plan year, forfeited nonvested accounts totaled $1,471,000.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

Vesting

Participants are immediately 100% vested in their own contributions and become 20% vested in the Company's contributions after 2 years of service with additional vesting of 20% each year thereafter until fully vested. 100% vesting is also achieved through normal retirement, death or disability.

Participant Withdrawals

Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules.

Participants are permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.
  Summary of Significant Accounting Policies
  Master Trust

The Plan entered into the Macy's, Inc. Defined Contribution Plan Master Trust, formerly known as Federated Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the "Trustee"). As of December 31, 2006 and 2005, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.

The Macy's, Inc. Pension and Profit Sharing Committee, formerly known as the Federated Department Stores, Inc. Pension and Profit Sharing Committee, selects a diversified group of investment managers who determine purchases and sales of investments for the respective portions of the assets in the Master Trust managed by them.
  Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
  Investments

Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.

The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Cash equivalents include highly liquid fixed-income securities with a maturity of one year or less.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
  Insurance Contracts

Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged. The average yield and crediting interest rate was 5.24% for 2006 and 4.94% for 2005. Generally, crediting interest rates are reset quarterly and guarantee a positive return. The fair value of the insurance contracts was $624,421,000 at December 31, 2006 and $631,856,000 at December 31, 2005.
  Use of Estimates

The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from these estimates and assumptions.

  Investments

All of the Plan's investments are included in the Master Trust and are held by the Trustee.

The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

Stable Value Fund - consisting primarily of high quality fixed-income and stable value products.

Balanced Fund - consisting primarily of common/collective trusts which invest in a mixture of equity securities and fixed income instruments.

S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.

Small Cap Stock Fund - consisting primarily of small capitalization domestic equity securities.

International Stock Fund - consisting primarily of stocks of companies not based in the United States.

Macy's Stock Fund - consisting primarily of the Company's registered common stock.

The following table presents the fair values or contract values of investments for the Master Trust at December 31, 2006 and 2005:

	2006	2005
	(in thousands)

Macy's, Inc. common stock*	$ 314,407	$ 233,634
Common/collective trusts	789,514	713,302
Registered investment companies	254,395	191,183
Total investments at fair value	1,358,316	1,138,119

Participant loans	41,431	35,495
Insurance contracts at contract value	625,626	626,041
Total investments	$2,025,373	$1,799,655

Net appreciation in the fair value of investments in the Master Trust for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
	(in thousands)
Net appreciation in the fair value of investments:
Macy's, Inc. common stock*	$ 37,367	$ 27,725
Common/collective trusts	92,419	30,382
Registered investment companies	40,434	10,148
Net appreciation in the fair value of investments	$170,220	$68,255

*nonparticipant-directed

  Nonparticipant - Directed Investments (Macy's Stock Fund)

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
	(in thousands)
Changes in Net Assets:
Contributions	$ 60,140	$ 31,782
Net appreciation in the fair value of investments	37,367	27,725
Benefits paid to participants	(17,775)	(14,312)
Transfers (to)/from participant-directed investments	(2,544)	1,255
	$ 77,188	$ 46,450

  Reconciliation to Form 5500

  At December 31, 2006, the Plan had approximately $2,417,000 of pending distributions to participants. There were no such pending distributions to participants at December 31, 2005. The pending distributions to participants are included in net assets available for benefits. For reporting on the Plan's Form 5500, pending distributions to participants will be classified as benefit claims payable with a corresponding reduction in net assets available for benefits. The following table reconciles the financial statements to the Form 5500, which will be filed by the Plan for the Plan years ended December 31, 2006 and 2005 (dollars in thousands):

	Benefits Payable to Participants	Benefits Paid	Net Assets Available for Benefits
(in thousands)
Per 2006 financial statements	$ -	$ 157,431	$ 2,052,448
Pending benefit distributions:
December 31, 2006	2,417	2,417	(2,417)
December 31, 2005	-	-	-
Per 2006 Form 5500	$ 2,417	$ 159,848	$ 2,050,031

  Plan Amendments and Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

      7. Federal Income Taxes

The Plan obtained its latest determination letter on July 14, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Administrative Expenses

The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.